IAMGOLD CORPORATION

NEWS RELEASE

TSX: IMG NYSE: IAG

IAMGOLD ANNOUNCES EARLY TENDER RESULTS OF CASH TENDER OFFER FOR UP TO $150 MILLION OF ITS 6.75% SENIOR NOTES DUE 2020

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 22, 2016 – IAMGOLD Corporation ("the Company") today announced the early tender results of its previously announced tender offer to purchase for cash from each registered holder (each, a "Holder" and, collectively, the "Holders") up to $150,000,000 in aggregate principal amount (the "Maximum Tender Amount") of the Company's outstanding 6.75% Senior Notes due 2020 (the "Notes") (the "Offer"). The early tender deadline and the withdrawal deadline for the Offer were, in each case, 5:00 p.m., New York City time, on August 19, 2016 (such date and time, the "Early Tender Time" and the "Withdrawal Deadline").

The Company has been advised that, as of the Early Tender Time, $145,702,000 aggregate principal amount of Notes, or approximately 23.0% of Notes outstanding, have been validly tendered and not withdrawn pursuant to the Offer. The Company intends to accept for purchase all of such Notes on the Early Settlement Date (as defined below).

The Offer is being made by the Company pursuant to the Offer to Purchase dated August 8, 2016 (the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer Documents") previously distributed to Holders of Notes.

The table below summarizes certain payment terms of the Offer:

Description of Notes	CUSIP / ISIN Nos.	Outstanding Principal Amount	Maximum Tender Amount	Tender Consideration(1)	Early Tender Payment(1)	Total Consideration(1)(2)
6.75% Senior Notes due 2020	CUSIP: 450913AC2; C4535AAA8 ISIN: US450913AC25; USC4535AAA81	$635,000,000	$150,000,000	$940	$30	$970

(1) Per $1,000 principal amount of Notes tendered and accepted for purchase.
(2) Includes the Early Tender Payment.

The Offer will expire at 12:00 midnight, New York City time, on September 2, 2016 (one minute after 11:59 p.m., New York City time, on September 2, 2016), unless extended or earlier terminated (such date and time, as may be extended, the "Expiration Date").

The total consideration for each $1,000 principal amount of the Notes is $970 (the "Total Consideration"), which includes an early tender payment of $30 per $1,000 principal amount of the Notes (the "Early Tender Payment") and a tender payment of $940 per $1,000 principal amount of the Notes (the "Tender Consideration").

The Early Tender Payment is payable only to Holders who tendered and validly delivered their Notes prior to or at the Early Tender Time. Holders who validly tendered and did not withdraw Notes prior to or at the Early Tender Time will be eligible to receive the Total Consideration (including the Early Tender Payment) on the Early Settlement Date in respect of Notes accepted for purchase. Holders who validly tender their Notes after the Early Tender Time and prior to or at the Expiration Date will be entitled to receive the Tender Consideration, namely an amount equal to the Total Consideration less the Early Tender Payment, on the Final Settlement Date (as defined below) in respect of notes accepted for purchase. In addition, Holders whose Notes are purchased in the Offer will receive accrued and unpaid interest in respect of their purchased Notes from the last interest payment date to, but not including, the applicable Settlement Date (as defined below).

Payment for Notes that were validly tendered at or prior to the Early Tender Time and not validly withdrawn at or prior to the Withdrawal Deadline, and accepted for purchase in the Offer, will be after the Early Tender Time but prior to the

Expiration Date (the "Early Settlement Date"), and is expected to be on or about August 22, 2016. Payment for Notes that are validly tendered after the Early Tender Time, but at or prior to the Expiration Date, and accepted for purchase in the Offer, will be promptly after the Expiration Date (the "Final Settlement Date", and the Final Settlement Date and the Early Settlement Date each being a "Settlement Date") and is expected to be on or about September 6, 2016.

If the aggregate principal amount of Notes validly tendered in the Offer exceeds the Maximum Tender Amount, then, subject to the terms and conditions of the Offer, the Company will accept Notes on a pro rata basis as described in the Offer to Purchase.

The Withdrawal Deadline for the Offer has now passed. Notes already tendered pursuant to the Offer may no longer be withdrawn, and any other Notes tendered prior to the Expiration Date may not be withdrawn, except as required by applicable law.

The Company's obligation to accept for purchase, and to pay for, the Notes validly tendered pursuant to the Offer is subject to, and conditioned upon satisfaction or waiver of, certain conditions, as set forth in the Offer Documents, in the sole discretion of the Company. The Offer is not conditioned on any minimum participation by the Holders.

The Company may increase the Maximum Tender Amount in its sole discretion but is under no obligation to do so. There can be no assurance that the Company will exercise its right to increase the Maximum Tender Amount.

Notes may be tendered and will be accepted for payment only in denominations of $2,000 and any integral multiple $1,000 in excess thereof. Any tender of Notes the proration of which would otherwise result in a return of Notes to a tendering Holder in a principal amount below the minimum denomination of $2,000 principal amount may be rejected in full or accepted in full in the sole discretion of the Company.

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

390 Greenwich Street, 1st floor
New York, New York, 10013
U.S.A.

Attention: Liability Management
Group
U.S. Toll Free: +1 800-558-3745
Collect: +1 212-723-6106

The Information and Tender Agent for the Offer is Global Bondholder Services Corporation. To contact the Information and Tender Agent, banks and brokers may call +1-212-430-3774, and others may call U.S. toll-free: +1 866-470-4500. Additional contact information is set forth below.

Global Bondholder Services Corporation

By Mail, Hand or Overnight Courier:	*By Facsimile Transmission:*
65 Broadway, Suite 404	(for eligible institutions only)
New York, NY 10006	+1 212-430-3775/3779
USA	Attention: Corporate Actions
Attention: Corporate Actions	*Confirmation by Telephone*
E-mail: info@gbsc-usa.com	+1 212-430-3774

Holders of the Notes are urged to read the Offer Documents carefully. Any questions or requests for assistance in relation to the Offer Documents may be directed to the Dealer Manager at its telephone number set forth above or to the Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Requests for additional copies of the Offer Documents may be directed to the Information and Tender Agent at the addresses and telephone numbers set forth above. Documents relating to the Offer, including the Offer to Purchase and the Letter of Transmittal, are also available at http://www.gbsc-usa.com/iamgold/.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any of the Notes or any other securities.

The Offer is being made solely pursuant to the Offer Documents. The Offer is not being made in, nor will the Company accept tenders of Notes from, any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, Computershare Trust Company, N.A., Computershare Trust Company of Canada, the Dealer Manager or the Information and Tender Agent is making any recommendations to the Holders as to whether or not to tender all or any portion of Notes. Holders must decide whether to tender Notes, and if tendering, the amount of Notes to tender.

Forward Looking Statements
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the terms and timing for completion of the Offer, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Date thereof, the potential increase to the Maximum Tender Amount, the satisfaction or waiver of certain conditions of the Offer, the expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "continue", "expect", "estimate", "intend", "to have", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com